Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of SBA Communications Corporation for the registration of Class A Common Stock, Preferred Stock, Debt Securities, Depository Shares, and Warrants and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements of SBA Communications Corporation, and the effectiveness of internal control over financial reporting of SBA Communications Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Certified Public Accountants

Boca Raton, Florida

February 27, 2012